Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Nine months ended September 30,
	2005	2004
		(Restated)
Earnings:

Income from continuing operations before income taxes and cumulative effects of accounting changes	$58,369	$92,372
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	13	284
Add fixed charges as adjusted (from below)	89,211	105,511

	$147,593	$198,167

Fixed charges:
Interest expense:
Corporate	$68,637	$84,005
Amortization of debt costs	7,715	7,105
1/3 of rental expense	12,859	14,401

Fixed charges	89,211	105,511
Less: Capitalized interest	—	—

Fixed charges as adjusted	$89,211	$105,511

Ratio (earnings divided by fixed charges)	1.65	1.88